UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                          RHEOMETRICS SCIENTIFIC, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   762073 10 4
                                 (CUSIP Number)

                            Peter H, Ehrenberg, Esq.
                   Lowenstein, Sandler, Kohl, Fisher & Boylan
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (201) 992-8700
           Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 3, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  762073 10 4

     1)   Names of Reporting Persons:          JOSEPH M. STARITA

          (S.S. or I.R.S. Identification Nos. of Above Persons):




     2)  Check the Appropriate Box if a Member of a Group (See Instructions):

              (a)      [  ]

              (b)      [  ]



    3)   SEC Use Only



    4)   Source of Funds (See Instructions):

              Not applicable



    5)   Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e):      [  ]



    6)   Citizenship or Place of Organization:

              United States



         Number of                7)      Sole Voting Power:           774,235
         Shares Bene-
         ficially                 8)      Shared Voting Power:               0
         Owned by
         Each Report-             9)      Sole Dispositive Power:      774,235
         ing Person
         With:                   10)      Shared Dispositive Power:         0



    11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   774,235



    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                   [  ]



    13)  Percent of Class Represented by Amount in Row (11):  5.88%


    14)  Type of Reporting Person: IN

Item 1.  Security and Issuer

         This statement relates to the common stock, no par value ("Common Stock"), of Rheometrics Scientific, Inc., a New Jersey corporation (the "Company"). The address of the Company's principal executive offices is One Possumtown Road, Piscataway, New Jersey 08854.

Item 2.  Identity and Background
         (a)  This  statement  is  being  filed  by  Joseph  M.  Starita ("Dr.
              Starita").
         (b) Dr. Starita's home address is 16 Deerfield Court, Basking Ridge, New Jersey 07920.
         (c) Dr. Starita is currently a Senior Consultant to Stevens Institute of Technology. Dr Starita is not employed by, and is neither a director or officer of, the Company.
       (d)(e) During the last five years, Dr. Starita has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceed-ing of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Dr. Starita is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

              Not applicable.

Item 4.  Purpose of Transaction.

     Dr. Starita has no present plans or proposals which relate to or would result in any of the events referred to in items (a) through (j) of Item 4, except that Dr. Starita may dispose of shares of Common Stock from time to time.

Item 5. Interest in Securities of the Issuer

     (a) As of May 20, 1996, Dr. Starita owned beneficially 774,235 shares (the "Shares") of Common Stock, representing approximately 5.88% of the outstanding Common Stock.

     (b) Dr. Starita has sole power to vote and sole power to dispose of the Shares.

     (c) During the past sixty days, Dr. Starita (i) sold 4,000 shares of Common Stock on March 28, 1996 pursuant to a market transaction at a price of $1-13/16 per share, (ii) sold 1,000 shares of Common Stock on April 2, 1996 pursuant to a market transaction at a price of $2-1/4 per share, (iii) sold 1,000 shares of Common Stock on April 3, 1996 pursuant to a market transaction at a price of $2-7/8 per share and (iv) transferred 780,236 shares of Common Stock to his former wife on May 3, 1996 as a result of a divorce settlement.

     (d) Other than Dr. Starita, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

              None.

Item 7.  Materials to be Filed as Exhibits.

              None.

                                    Signature

         After reasonable inquiry, and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment No. 5 is true, complete and correct.



                                               /s/ Joseph M. Starita
                                               _________________________________
                                                   Joseph M. Starita


Dated:  May 21, 1996

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)